January 17, 2006


Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re:      Strategic Diagnostics Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 30, 2005
         File No. 000-22400


Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated December 13, 2005. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto.

The information contained herein is being furnished by the Company on a supplemental basis.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004
------------------------------------------------

1. WE DISAGREE WITH YOUR QUANTITATIVE ASSESSMENT OF MATERIALITY AND BELIEVE THAT THE FINANCIAL STATEMENTS INCLUDED IN YOUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 AND SUBSEQUENT FORM 10QS SHOULD BE RESTATED. WE REMIND YOU THAT YOUR RESTATED FINANCIAL STATEMENTS MUST INCLUDE ALL THE DISCLOSURES REQUIRED BY APB 20.

     On December 15, 2005, the Company determined that the Company's financial statements for the years ended December 31, 2004, 2003 and 2002, and as of and for the periods ended March 31, 2005 and 2004, June 30, 2005 and 2004 and September 30, 2005 and 2004, will be restated.

Mr. John Cash
January 17, 2006
Page Two

2. WE NOTE THAT YOUR QUANTITATIVE ANALYSIS INCLUDES THE IMPACT OF PROPOSED 2004 AUDIT ADJUSTMENTS THAT WERE NOT RECORDED BECAUSE YOU CONCLUDED THAT THE IMPACT OF THOSE ADJUSTMENTS WERE NOT MATERIAL. PLEASE PROVIDE US WITH A REVISED QUANTITATIVE ANALYSIS THAT EXCLUDES THE IMPACT OF THOSE ADJUSTMENTS. IN ADDITION, PROVIDE US WITH THE DETAIL OF THOSE UNRECORDED ADJUSTMENTS, INCLUDING AN ANALYSIS OF HOW THOSE ADJUSTMENTS WERE EVALUATED FOR MATERIALITY ON AN "AS RECORDED" AND "AS RESTATED" BASIS.

     Please refer to the attached letter furnished to Ms. Patricia Armelin of the Staff dated December 14, 2005, which includes a quantitative analysis that presents the impact of the change in accounting as if (i) such change had been made on our previously reported financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, our Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2005 and our earnings release for the period ended September 30, 2005 (Tables A, B and C) and (ii) such change had been made only on our earnings release for the three and nine month periods ended September 30, 2005 (Table D) without consideration of adjustments proposed during the 2004 audit that were not recorded because we concluded that the impact of these adjustments were immaterial. Also attached to that letter is a detailed listing of such proposed audit adjustments and a memorandum entitled Assessment of Materiality in Connection with the Proposed 2004 Audit Adjustments.

3. WE HAVE REVIEWED YOUR PROPOSED TREATMENT REGARDING THE EVALUATION OF THE CUSTOM ANTIBODY COSTS FOR IMPAIRMENT AS WELL AS THE TREATMENT OF ADDITIONAL CUSTOM ANTIBODY ORDERS. YOUR FILINGS SHOULD BE REVISED TO INCLUDE THE DISCLOSURE OF THESE ACCOUNTING POLICIES. PLEASE PROVIDE US WITH A DRAFT OF YOUR PROPOSED DISCLOSURES ON A SUPPLEMENTAL BASIS.

     We propose to include in our amended filings revised disclosures relating to the evaluation of the impairment of custom antibody costs, revenue recognition for custom antibody projects and the treatment of additional custom antibody orders that will read substantially as follows:

     VALUATION OF INVENTORIES - Inventories are valued at the lower of cost or market.

     For inventories that consist of costs associated with the production of custom antibodies, cost is determined using the specific identification method. Realization of such inventories is dependent upon the successful completion of a project in accordance with customer specifications. Losses on projects in progress are recorded in the period such losses become likely and estimable.

Mr. John Cash
January 17, 2006
Page Three

     REVENUE RECOGNITION -

     The Company enters into contracts related to the production of custom antibodies, which provide for the performance of defined tasks for a fixed price, with delivery of the product upon completion of production. The standard time to complete a project is typically longer than 30 days but less than 12 months and effort is expended over the life of the project. Revenues related to sales of custom antibody projects are recognized when a project's specifications have been met and the related materials have been shipped.

     Fees associated with products and services added on to a custom antibody project subsequent to delivery of the initial project are billed monthly and recognized as revenue as the services and other deliverables are provided.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta
------------------------------------------------------
Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC

December 14, 2005


Ms. Patricia Armelin
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re:      Strategic Diagnostics Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 30, 2005
         File No. 000-22400


Dear Ms. Armelin:

This letter is being furnished by the Company to supplement our December 8, 2005 response to comments of the Staff contained in Mr. John Cash's November 17, 2005 letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"). A formal response to Mr. John Cash's December 13, 2005 letter to Mr. Simonetta will be forthcoming following a call with the Staff tentatively scheduled for December 15, 2005.

Attached is our Quantitative Analysis that presents the impact of the change in accounting as if it was made on our previously reported financial statements included in Form 10-K for the year ended December 31, 2004, Form 10-Q for the periods ended March 31 and June 30, 2005 and our earnings release for the period ended September 30, 2005 (Tables A, B and C) and, as if the impact of the change in accounting was only made on our earnings release for the three and nine month period ended September 30, 2005 (Table D) without consideration of adjustments proposed during the 2004 audit that were not recorded because we concluded that the impact of these adjustments were immaterial. Also, attached is a detailed listing of such proposed audit adjustments and a memorandum entitled Assessment of Materiality in Connection with the Proposed 2004 Audit Adjustments.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta
------------------------------------------------------
Anthony J. Simonetta, Vice President - Finance and CFO

                           STRATEGIC DIAGNOSTICS INC.
           ASSESSMENT OF MATERIALITY IN CONNECTION WITH THE 2004 AUDIT

Attached is the 2004 summary of unadjusted audit differences. Please note that adjustments numbers 1 through 9 were the unadjusted differences that we evaluated at the time we filed our 2004 Form 10-K.

The Company evaluated proposed adjustments numbers 1 through 9 primarily based on a quantitative assessment. The impact on net income was 2% and the adjustments did not impact our compliance with debt covenants. Based on these facts, we concluded that the impact of the proposed adjustments were immaterial.

Subsequent to the filing of our 2004 Form 10-K, we determined that there was another adjustment that should be considered in assessing the materiality of all known differences on our 2004 financial statements. Adjustment number 10 documents the impact of this additional adjustment. The following presents the Company's assessment of the factors described in Staff Accounting Bulletin No. 99 - Materiality to determine whether all known 2004 audit differences are material to the affected financial statement item(s).

   o WHETHER THE MISSTATEMENT ARISES FROM AN ITEM CAPABLE OF PRECISE MEASUREMENT OR WHETHER IT ARISES FROM AN ESTIMATE AND, IF SO, THE DEGREE OF IMPRECISION INHERENT IN THE ESTIMATE

      The misstatements related to the Company's unrecorded audit differences can be categorized as follows:

         o Items associated with changes in estimates relate to the percentage-of-completion method of accounting utilized in our custom antibody business (# 2), the determination of the allowance for bad debts (# 8), taxes receivable (# 7), accrued expenses (# 3) and the amortization period for a license fee (# 9).

         o Adjustments to inventory values resulting from an updating of standard costs and reconciliation of intercompany charges (# 1 and 4).

         o  Other miscellaneous differences (# 5, 6 and 10).

      The Company has processes in place to identify matters similar to the above including to periodically update, during the duration of a custom antibody project, the costs and time necessary to complete a project; estimate the reserves for uncollectible receivables; reevaluate (generally after the end of a fiscal year) standard costs used for inventory valuation; and, ensure expenses that require accrual are estimated and recorded. Consequently, we believe that, while there has been some degree of imprecision in the processes as a result of the necessary application of estimates, the Company has had effective and proven processes to minimize the imprecision in its estimates. We believe the audit differences do not result in materially different results being reported.

2004 Audit Differences
Materiality Memorandum
Page Two

   o  WHETHER THE MISSTATEMENT MASKS A CHANGE IN EARNINGS OR OTHER TRENDS

      The effect of the 2004 audit differences would not change the nature or trend in earnings or other trends on an "as recorded" or "as adjusted" basis. After considering the effects of the audit differences:

      o the net earnings trend from 2003 to 2004 would continue to reflect the Company becoming profitable.

      o earnings per share (EPS) on a diluted basis for 2004 would remain unchanged.

      o Revenues, operating expenses and operating income in 2004 would continue to reflect similar trends on an "as reported" and "as restated" basis.

   o WHETHER THE MISSTATEMENT HIDES A FAILURE TO MEET ANALYSTS' CONSENSUS EXPECTATIONS FOR THE ENTERPRISE

      The Company has not been followed by analysts since October 2004. In 2004, we were followed by only one analyst and in 2003 and 2002 by two analysts. The Company has never provided earnings guidance of any sort to the investment community. In the final report of the analyst in 2004, the Company was downgraded from a buy to neutral and the price target was reduced. The analyst had this comment, "We expected more sales traction and new business by this point in 2004 and are concerned about growth catalysts materializing." Thus, the impact of not recording the 2004 audit differences would not hide a failure to meet the analysts' expectations.

   o  WHETHER THE MISSTATEMENT CHANGES A LOSS INTO INCOME OR VICE VERSA

      The effect of the 2004 audit differences would not result in a change of a loss into income or vice versa in any period affected.

   o WHETHER THE MISSTATEMENT CONCERNS A SEGMENT OR OTHER PORTION OF THE REGISTRANT'S BUSINESS THAT HAS BEEN IDENTIFIED AS PLAYING A SIGNIFICANT ROLE IN THE REGISTRANT'S OPERATIONS OR PROFITABILITY

      The 2004 audit differences did not have an impact on one product group more than any other.

2004 Audit Differences
Materiality Memorandum
Page Three

   o WHETHER THE MISSTATEMENT AFFECTS THE REGISTRANT'S COMPLIANCE WITH REGULATORY REQUIREMENTS

      The impact of the 2004 audit differences does not affect the Company's compliance with regulatory requirements.

   o WHETHER THE MISSTATEMENT AFFECTS THE REGISTRANT'S COMPLIANCE WITH LOAN COVENANTS OR OTHER CONTRACTUAL REQUIREMENTS

      The impact of the 2004 audit differences does not affect the Company's compliance with loan covenants or other contractual requirements.

   o WHETHER THE MISSTATEMENT HAS THE EFFECT OF INCREASING MANAGEMENT'S COMPENSATION - FOR EXAMPLE, BY SATISFYING REQUIREMENTS FOR THE AWARD OF BONUSES OR OTHER FORMS OF INCENTIVE COMPENSATION

      The impact of the 2004 audit differences would have resulted in a reduction of the cash incentive paid to participants of approximately $10,000 in the aggregate and an aggregate reduction of the long term incentive component of approximately $18,400. The total impact on incentive compensation of $28,400 comprises only 1.6% of the total compensation for the participants.

   o  WHETHER THE MISSTATEMENT INVOLVES CONCEALMENT OF AN UNLAWFUL TRANSACTION

      The impact of the 2004 audit differences does not involve the concealment of an unlawful transaction.

   o THE DEMONSTRATED VOLATILITY OF THE PRICE OF A REGISTRANT'S SECURITIES IN RESPONSE TO CERTAIN TYPES OF DISCLOSURES MAY PROVIDE GUIDANCE AS TO WHETHER INVESTORS REGARD QUANTITATIVELY SMALL MISSTATEMENTS AS MATERIAL

      The Company believes that generally the volatility of the price of the Company's stock has historically been the result of events occurring outside the Company's control such as natural disasters, environmental issues, water pollution, etc. wherein investors believed that the bio-detection test kits we manufacture would find a ready market as a result of these events and translate into a significant increase in revenues. In addition, questions we receive from investors relate primarily to the Company's ability to grow revenues.

2004 Audit Differences
Materiality Memorandum
Page Four

   o MANAGEMENT HAS INTENTIONALLY MISSTATED ITEMS IN THE FINANCIAL STATEMENTS TO "MANAGE" REPORTED EARNINGS

      Given the nature of the 2004 audit differences described above, there is no evidence that Management was managing earnings by deciding not to record such differences.

CONCLUSION

Management believes that the impact of not recording the 2004 audit differences is not material quantitatively or qualitatively to the previously issued financial statements and should not result in a restatement of those financial statements but rather be effectuated on a prospective basis beginning with the first quarter of 2005.

This conclusion is based on (1) the fact that past trends in revenues and net income do not change because of the impact of the 2004 audit differences; (2) the impact of the 2004 audit differences does not change a loss into income or vice versa for the period affected; (3) one portion of the Company's business would not have been significantly impacted by the 2004 audit differences more than any other; (4) the impact on executive compensation resulting from the differences was small in terms of dollars and percentage of total compensation;
(5) there is no effect on compliance with regulatory or debt compliance; and (6) the Company had no intention of managing earnings or performance by deciding not to record the 2004 audit differences.

Strategic Diagnostics Inc
TABLE A:  Annual Change as a Percentage of As Reported Results
Without Unadjusted 2004 Audit Differences

                                                                           04 Audit                          04 Audit
                                                                          Difference       %                Difference        %
                              2000       2001       2002          2003      Impact      Change       2004     Impact       Change
                            -------------------------------    --------------------------------   ---------------------------------
Product Related Revenue
   as reported               24,773      28,497     23,262        25,466        0       0.00        24,011       (48)       (0.00)
   as corrected              24,566      28,610     22,968        25,692        0       0.00        23,712       (48)       (0.00)
                            -------------------------------   ----------                        ----------
       Change                  (207)        113       (294)          226                              (299)
       Percentage             -0.8%        0.4%      -1.3%          0.9%                             -1.2%

Operating Expense
   as reported               23,552      27,756     25,915        27,160      (48)     (0.00)       22,240        30         0.00
   as corrected              23,598      27,711     25,845        27,104      (48)     (0.00)       22,098        30         0.00
                            -------------------------------   ----------                        ----------
       Change                    46         (45)       (70)          (56)               0.00          (142)
       Percentage              0.2%       -0.2%      -0.3%         -0.2%                0.00         -0.6%

Operating Income (loss)
   as reported                2,322       1,615     (2,134)       (1,577)     (48)      0.03         1,771       (78)       (0.04)
   as corrected               2,069       1,773     (2,360)       (1,295)     (48)      0.04         1,614       (78)       (0.05)
                            -------------------------------   ----------                        ----------
       Change                  (253)        158       (226)          282                              (157)
       Percentage            -10.9%        9.8%      10.6%        -17.9%                             -8.9%

Pre-tax income (loss)
   as reported                2,190       1,658     (1,810)       (1,617)     (48)      0.03         1,824       (78)       (0.04)
   as corrected               1,937       1,816     (2,036)       (1,335)     (48)      0.04         1,667       (78)       (0.05)
                            -------------------------------   ----------                        ----------
       Change                  (253)        158       (226)          282                              (157)
       Percentage            -11.6%        9.5%      12.5%        -17.4%                             -8.6%

Net income (loss)
   as reported                1,548       1,126       (912)         (854)     (26)      0.03         1,503       (64)       (0.04)
   as corrected               1,369       1,255     (1,026)         (704)     (26)      0.04         1,374       (64)       (0.05)
                            -------------------------------   ----------                        ----------
       Change                  (179)        129       (114)          150                              (129)
       Percentage            -11.6%       11.5%      12.5%        -17.6%                             -8.6%

Diluted EPS
   as reported                 0.09        0.06      (0.05)        (0.04)       0       0.00          0.08         0         0.00
   as corrected                0.08        0.07      (0.06)        (0.04)       0       0.00          0.07         0         0.00
                            -------------------------------   ----------                        ----------
       Change                 (0.01)       0.01      (0.01)         0.00                             (0.01)
       Percentage            -11.1%       16.7%      20.0%          0.0%                            -12.5%


Strategic Diagnostics Inc
TABLE B:  Trend Analysis

                                                    2001           2002           2003           2004
                                               --------------------------------------------------------
Product Related Revenues
     % Year-Over-Year Change, as reported          15.03%         -18.37%         9.47%         -5.71%
     % Year-Over-Year Change, as corrected         16.46%         -19.72%        11.86%         -7.71%

Operating Expense
     % Year-Over-Year Change, as reported          17.85%          -6.63%         4.80%        -18.11%
     % Year-Over-Year Change, as corrected         17.43%          -6.73%         4.87%        -18.47%

Operating income (loss)
     % Year-Over-Year Change, as reported         -30.45%        -232.14%        26.10%        212.30%
     % Year-Over-Year Change, as corrected        -14.31%        -233.11%        45.13%        224.63%

Pre-tax income (loss)
     % Year-Over-Year Change, as reported         -24.29%        -209.17%        10.66%        212.80%
     % Year-Over-Year Change, as corrected         -6.25%        -212.11%        34.43%        224.87%

Net income (loss)
     % Year-Over-Year Change, as reported         -27.26%        -180.99%         6.36%        276.00%
     % Year-Over-Year Change, as corrected         -8.33%        -181.75%        31.38%        295.17%

Diluted EPS
     % Year-Over-Year Change, as reported         -33.33%        -183.33%        20.00%        300.00%
     % Year-Over-Year Change, as corrected         12.50%        -185.71%        33.33%        275.00%

Strategic Diagnostics Inc
Table C: Impact on Previously  Reported 2004 and 2005
Without Unadjusted 2004 Audit Differences
(in $ thousands)

                                          04 Audit                                  04 Audit
                                  Q1     Difference      %                 Q1      Difference       %
                                 2004      Impact      Change             2005       Impact       Change
                            ------------------------------------     -----------------------------------
Product Related Revenue
   as reported                  6,350          0        0.00             6,555          48        0.01
   as corrected                 6,212          0        0.00             6,671          48        0.01
                            ---------                                ---------
       Change                    (138)                                     116
       Percentage Change         -2.2%                                     1.8%

Operating Expense
   as reported                  5,737         48        0.01             5,985          18        0.00
   as corrected                 5,684         48        0.01             5,964          18        0.00
                            ---------                                ---------
       Change                     (53)                                     (21)
       Percentage Change         -0.9%                                    -0.4%

Operating income (loss)
   as reported                    613        (48)      (0.08)              570          30        0.05
   as corrected                   528        (48)      (0.09)              707          30        0.04
                            ---------                                ---------
       Change                     (85)                                     137
       Percentage Change        -13.9%                                    24.0%

Pre-tax income (loss)
   as reported                    617        (48)      (0.08)              597          30        0.05
   as corrected                   532        (48)      (0.09)              734          30        0.04
                            ---------                                ---------
       Change                     (85)                                     137
       Percentage Change        -13.8%                                    22.9%

Net income (loss)
   as reported                    418        (32)      (0.08)              418          20        0.05
   as corrected                   360        (32)      (0.09)              514          20        0.04
                            ---------                                ---------
       Change                     (58)                                      96
       Percentage Change       -13.88%                                    23.0%

Diluted EPS
   as reported                   0.02          0        0.00              0.02           0        0.00
   as corrected                  0.02          0        0.00              0.03           0        0.00
                            ---------                                ---------
       Change                    0.00                                     0.01
       Percentage Change         0.00%                                   50.00%

Strategic Diagnostics Inc
Table C: Impact on Previously  Reported 2004 and 2005
Without Unadjusted 2004 Audit Differences
(in $ thousands)


                               Q2            Q2                   Q3             Q3
                              2004          2005                 2004           2005
                            ---------------------             -----------------------
Product Related Revenue
   as reported                5,420         6,218                5,546          5,705
   as corrected               5,550         6,178                5,583          6,093
                            -------        ------             --------       --------
       Change                   130           (40)                  37            388
       Percentage Change        2.4%         -0.6%                 0.7%           6.8%

Operating Expense
   as reported                5,229         5,992                5,211          5,426
   as corrected               5,337         5,984                5,205          5,722
                            -------        ------             --------       --------
       Change                   108            (8)                  (6)           296
       Percentage Change        2.1%         -0.1%                -0.1%           5.5%

Operating income (loss)
   as reported                  191           226                  335            279
   as corrected                 213           194                  378            371
                            -------        ------             --------       --------
       Change                    22           (32)                  43             92
       Percentage Change       11.5%        -14.2%                12.8%          33.0%

Pre-tax income (loss)
   as reported                  201           270                  352            338
   as corrected                 223           238                  395            430
                            -------        ------             --------       --------
       Change                    22           (32)                  43             92
       Percentage Change       10.9%        -11.9%                12.2%          27.2%

Net income (loss)
   as reported                  148           189                  271            295
   as corrected                 164           167                  304            369
                            -------        ------             --------       --------
       Change                    16           (22)                  33             74
       Percentage Change       10.8%        -11.6%                12.2%          25.1%

Diluted EPS
   as reported                 0.01          0.01                 0.01           0.01
   as corrected                0.01          0.01                 0.02           0.02
                            -------        ------             --------       --------
       Change                  0.00          0.00                 0.01           0.01
       Percentage Change       0.00%         0.00%               100.0%         100.0%

Strategic Diagnostics Inc
Table D: Impact If Recorded Prospectively in 3rd Quarter 2005
(in $ thousands)


                                            Q3                   9 MO
                                           2005                  2005

   as reported                             5,705                18,478
   as corrected                            5,452                18,225
                                         -------               -------
       Change                               (253)                 (253)
       Percentage Change                    -4.4%                 -1.4%

Operating Expense
   as reported                             5,426                17,403
   as corrected                            5,295                17,272
                                         -------               -------
       Change                               (131)                 (131)
       Percentage Change                    -2.4%                 -0.8%

Operating income (loss)
   as reported                               279                 1,075
   as corrected                              157                   953
                                         -------               -------
       Change                               (122)                 (122)
       Percentage Change                   -43.7%                -11.3%

Pre-tax income (loss)
   as reported                               338                 1,205
   as corrected                              216                 1,083
                                         -------               -------
       Change                               (122)                 (122)
       Percentage Change                   -36.1%                -10.1%

Net income (loss)
   as reported                               295                   902
   as corrected                              205                   812
                                         -------               -------
       Change                                (90)                  (90)
       Percentage Change                   -30.5%                -10.0%

Diluted EPS
   as reported                              0.01                  0.05
   as corrected                             0.01                  0.04
                                         -------               -------
       Change                                  0                 -0.01
       Percentage Change                     0.0%                -20.0%


Strategic Diagnostics, Inc.
Summary of Unadjusted Audit Differences
A: 12/31/04

--------------------------------------------------------------------------------------------------------------------------------
                                                                              Adjustments on financial statement captions
                                                      --------------------------------------------------------------------------
                                                        Net Income                         Balance Sheet
                                                      --------------------------------------------------------------------------
                                                         Current   Stockholders'   Current  Non-Current   Current    Non-Current
 #                                 Description           Period       Equity       Assets     Assets    Liabilities  Liabilities
--------------------------------------------------------------------------------------------------------------------------------

                                                         Increase
                                                        (Decrease)
  ------------------------------------------------------------------------------------------------------------------------------
    Pre-tax Adjustments:

 1  COGS                                                   (4,999)
    Inventory                                                                      (4,999)
    To properly value inventory at year end based on
    review of inventory subledger and cut off
    procedures performed.

 2  SBS revenue                                           (41,250)
    Unbilled AR                                                                   (41,250)
    To adjust unbilled revenue asset based on analysis
    of costs and progress of projects.

 3  Accrued Expenses                                                                                      43,023
    SGA                                                    43,023
    To reduce accrued expenses based on analysis
    of actual invoices received subsequent to
    year end.

 4  Inventory                                                                       6,161
    COGS                                                   (6,161)
    To adjust inventory to actual cost at year end

 5  Revenue                                                (6,750)
    Deferred Revenue                                                                                      (6,750)
    To properly record deferred revenue on Q4 sale

 6  SGA                                                    (6,347)
    Accrued Commission                                                                                    (6,347)
    To accrue additional sales commission payable
    at 12/31/04.

 7  VAT Rec.                                                                       30,725
    SGA                                                    30,725
    To adjust UK VAT receivable to actual at 12/31/04.

 8  Bad Debt Expense                                      (34,251)
    Allowance for doubtful accounts                                               (34,521)
    To increase allowance for bad debts at 12/31/04.

 9  Amortization Expense                                   (3,643)
    Accumulated amortization                                                       (3,643)
    To adjust amortization expense for
    intangible asset

                                                       -----------
    Total pre tax P&L effect evaluated during
      2004 Audit                                          (29,653)
    Effective tax rate (18%)                                5,338
                                                       -----------
    Total effect on net income                            (24,315)

    2004 net income as reported                         1,503,000
    % effect of unadjusted audit differences on
        net income as reported                                -2%

    Additional entry noted subsequent to 2004 Audit
    --------------------------------------------------
10  COGS                                                  (48,000)
    Beginning retained earnings                                          48,000
    To properly value inventory written off
    inventory at 12/31/03 based on sale that occurred
    prior to filing of the 2003 10K.
    Effective tax rate (18%)                                8,640
                                                       -----------
    Total effect on net income                            (39,360)


                                                       -------------------------------------------------------------------------
    Total impact of 2004 audit differences                (63,675)       48,000   (47,527)                29,926
    % effect of unadjusted audit differences
         on net income as reported                          -4.2%
  ------------------------------------------------------------------------------------------------------------------------------